InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Three months and quarter ended March 31, 2006 and 2005

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$
			(note 24)
Assets
Current assets:
Cash and cash equivalents (note 4)	38,434,605	59,601,807	108,600,982
Trade receivables (note 7)	35,085,219	49,958,973	20,683,931
Commodity derivative contracts (note 6)	1,484,347	1,482,798	—
Other assets	539,574	1,011,195	649,002
Inventories (note 8)	49,551,890	44,087,484	50,196,019
Assets held for sale (note 18)	3,368,750	—	—
Prepaid expenses	780,807	638,216	1,487,930
Restricted cash (note 6)	14,177,841	16,662,269	28,644,444

Total current assets	143,423,033	173,442,742	210,262,308
Deposit on business acquisition (note 25)	4,500,000	—	—
Deferred financing costs (note 15)	1,215,852	1,256,816	1,291,820
Plant and equipment (note 9)	235,123,771	237,399,148	242,002,084
Oil and gas properties (note 10)	16,709,923	16,399,492	9,188,016
Future income tax benefit	998,113	1,058,898	1,243,949

Total assets	401,970,692	429,557,096	463,988,177

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	25,602,278	26,005,034	54,150,039
Income tax payable	3,057,393	3,900,459	2,601,780
Working capital facility — crude feedstock (note 11)	61,342,469	70,724,322	26,947,232
Deferred hedge gain (note 6)	1,325,913	1,016,998	—
Due to related parties (note 13)	—	—	633,751
Unsecured loan (note 14)	22,856,684	21,453,132	—
Current portion of secured loan (note 15)	9,000,000	9,000,000	9,000,000
Current portion of indirect participation interest (note 16)	30,654,667	35,092,558	40,704,280

Total current liabilities	153,839,404	167,192,503	134,037,082
Accrued financing costs (note 15)	935,554	921,109	877,774
Unsecured loan (note 14)	—	—	20,000,000
Secured loan (note 15)	71,500,000	71,500,000	76,000,000
Indirect participation interest (note 16)	25,338,336	30,166,311	49,557,324
Indirect participation interest — PNGDV(note 16)	9,685,830	9,685,830	10,608,830

Total liabilities	261,299,124	279,465,753	291,081,010

Non-controlling interest (note 17)	5,984,501	6,023,149	6,478,137

Shareholders’ equity:
Share capital (note 19)	223,934,500	223,934,500	219,027,377
Authorised — unlimited Issued and outstanding 29,163,320 (Dec 31, 2005 — 29,163,320) (Mar 31, 2005 — 28,492,761)
Contributed surplus	3,194,109	2,933,586	1,603,811
Warrants (note 21)	2,137,852	2,137,852	2,137,852
Foreign currency translation adjustment	215,457	477,443	1,147,989
Conversion options (note 16)	25,475,368	25,475,368	25,475,368
Accumulated deficit	(120,270,219)	(110,890,555)	(82,963,367)

Total shareholders’ equity	134,687,067	144,068,194	166,429,030

Total liabilities and shareholders’ equity	401,970,692	429,557,096	463,988,177

See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended		Three months ended
	March 31,	March 31,	March 31,	March 31,
	2006	2005	2006	2005
	$	$	$	$
		(note 24)		(note 24)
Revenue
Sales and operating revenues	108,628,782	103,266,624	108,628,782	103,266,624
Interest	607,080	168,455	607,080	168,455
Other	1,046,893	148,860	1,046,893	148,860

	110,282,755	103,583,939	110,282,755	103,583,939

Expenses
Cost of sales and operating expenses	103,518,812	102,672,948	103,518,812	102,672,948
Administrative and general expenses	6,122,813	3,947,229	6,122,813	3,947,229
Depreciation and amortization	2,837,184	2,866,514	2,837,184	2,866,514
Exploration costs, excluding exploration impairment (note 10)	3,193	(313,025)	3,193	(313,025)
Exploration impairment (note 10)	241,553	—	241,553	—
Legal and professional fees	1,049,511	1,235,339	1,049,511	1,235,339
Short term borrowing costs	1,646,177	2,327,806	1,646,177	2,327,806
Long term borrowing costs	1,477,022	1,659,000	1,477,022	1,659,000
Accretion expense (note 16)	1,888,191	1,511,952	1,888,191	1,511,952
Foreign exchange loss	1,057,065	(1,221,884)	1,057,065	(1,221,884)

	119,841,521	114,685,879	119,841,521	114,685,879

Loss before income taxes and non-controlling interest	(9,558,766)	(11,101,940)	(9,558,766)	(11,101,940)

Income tax recovery/(expense)	124,757	(172,550)	124,757	(172,550)

Loss before non-controlling interest	(9,434,009)	(11,274,490)	(9,434,009)	(11,274,490)

Non-controlling interest (note 17)	54,345	(80,733)	54,345	(80,733)

Net loss	(9,379,664)	(11,355,223)	(9,379,664)	(11,355,223)

Basic loss per share (note 22)	(0.32)	(0.40)	(0.32)	(0.40)
Diluted loss per share (note 22)	(0.32)	(0.40)	(0.32)	(0.40)
Weighted average number of common shares outstanding
Basic and diluted	29,163,320	28,419,194	29,163,320	28,419,194

See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Three months ended
	March 31,	March 31,	March 31,	March 31,
	2006	2005	2006	2005
	$	$	$	$
		(note 24)		(note 24)
Cash flows provided by (used in):

Operating activities
Net (loss) (note 5)	(9,379,664)	(11,355,223)	(9,379,664)	(11,355,223)
Adjustments for non-cash transactions
Non-controlling interest	(54,345)	80,733	(54,345)	80,733
Depreciation and amortization	2,837,184	2,866,514	2,837,184	2,866,514
Future income tax asset	60,785	59,682	60,785	59,682
Loss on sale of plant and equipment	101,736	—	101,736	—
Impairment of plant and equipment (note 18)	755,857	—	755,857	—
Amortization of discount on debt	14,445	14,445	14,445	14,445
Amortization of deferred financing costs	40,964	19,668	40,964	19,668
Accretion of discount on indirect participation interest	1,888,191	1,511,952	1,888,191	1,511,952
Loss/(gain) on unsettled hedge contracts	57,963	(40,715)	57,963	(40,715)
Gain on derivative contracts	265,100	—	265,100	—
Stock compensation expense/(recovery)	260,523	(44,718)	260,523	(44,718)
Inventory revaluation	3,944,819	3,210,610	3,944,819	3,210,610
Unrealized foreign exchange loss/(gain)	1,057,065	(1,221,884)	1,057,065	(1,221,884)
Change in non-cash operating working capital
Increase/(decrease) in foreign currency translation adjustment	(261,986)	684,789	(261,986)	684,789
Decrease in trade receivables	14,873,754	38,014,138	14,873,754	38,014,138
(Increase) in other assets and prepaid expenses	329,030	(1,140,673)	329,030	(1,140,673)
(Increase) in inventories	(10,549,332)	(24,267,843)	(10,549,332)	(24,267,843)
Increase in accounts payable, accrued liabilities and income tax payable	1,680,364	34,248,784	1,680,364	34,248,784

	7,922,453	42,640,259	7,922,453	42,640,259

Investing activities
Expenditure on oil and gas properties	(227,389)	(2,582,656)	(227,389)	(2,582,656)
Expenditure on plant and equipment	(4,800,292)	(505,243)	(4,800,292)	(505,243)
Proceeds from indirect participation interest	—	80,410,591	—	80,410,591
Expenditure on oil and gas properties applied against indirect participation interest (note 16)	(11,154,057)	(2,636,238)	(11,154,057)	(2,636,238)
Proceeds received on sale of assets	12,142	—	12,142	—
Repayment of business combination financing	—	(12,123,106)	—	(12,123,106)
Deposit on business acquisition (note 25)	(4,500,000)	—	(4,500,000)	—
Decrease/(increase) in restricted cash held as security on borrowings	2,484,428	(13,045,221)	2,484,428	(13,045,221)
Change in non-cash working capital
(Decrease) in accounts payable and accrued liabilities	(2,926,186)	(6,706,908)	(2,926,186)	(6,706,908)

	(21,111,354)	42,811,219	(21,111,354)	42,811,219

Financing activities
Proceeds from unsecured loan	1,403,552	20,000,000	1,403,552	20,000,000
Proceeds from conversion options	—	22,700,814	—	22,700,814
(Repayments) to related parties	—	(422,500)	—	(422,500)
(Repayments of) working capital facility	(9,381,853)	(49,573,309)	(9,381,853)	(49,573,309)
Proceeds from issue of common shares	—	1,900,101	—	1,900,101

	(7,978,301)	(5,394,894)	(7,978,301)	(5,394,894)

Increase/(decrease) in cash and cash equivalents	(21,167,202)	80,056,584	(21,167,202)	80,056,584
Cash and cash equivalents, beginning of period	59,601,807	28,544,398	59,601,807	28,544,398

Cash and cash equivalents, end of period (note 4)	38,434,605	108,600,982	38,434,605	108,600,982

See accompanying notes to the consolidated financial statements
See note 5 for non cash financing and investing activities

InterOil Corporation Consolidateds Statements of Shareholders’ Equity (Unaudited, Expressed in United States dollars)

	Year ended
	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$
			(note 24)
Share capital

At beginning of period	223,934,500	216,813,654	216,813,654
Issue of capital stock (note 19)	—	7,120,846	2,213,723

At end of period	223,934,500	223,934,500	219,027,377

Contributed surplus

At beginning of period	2,933,586	1,841,776	1,841,776
Stock compensation (note 20)	260,523	1,091,810	(237,965)

At end of period	3,194,109	2,933,586	1,603,811

Warrants

At beginning of period	2,137,852	2,137,852	2,258,227
Movement for period (note 21)	—	(120,375)	(120,375)

At end of period	2,137,852	2,137,852	2,137,852

Foreign currency translation adjustment

At beginning of period	477,443	463,200	463,200
Movement for period, net of tax	(261,986)	14,243	684,789

At end of period	215,457	477,443	1,147,989

Conversion options

At beginning of period	25,475,368	25,475,368	—
Movement for period (note 16)	—	—	25,475,368

At end of period	25,475,368	25,475,368	25,475,368

Accumulated deficit

At beginning of period	(110,890,555)	(71,608,144)	(71,608,144)
Net (loss) for period	(9,379,664)	(39,282,411)	(11,355,223)

At end of period	(120,270,219)	(110,890,555)	(82,963,367)

Shareholders’ equity at end of period	134,687,067	144,068,194	166,429,030

See accompanying notes to the consolidated financial statements

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has segmented the company’s business based on differences in products and services and management strategy and responsibility. The Company’s business is conducted predominantly through three major business segments – upstream, midstream and downstream.
Upstream includes exploration for and development of crude oil and natural gas. Midstream includes refinery operations. The refinery processes crude oil into naphtha, gasoline, diesel, LPG, jet/kerosene, and low sulphur waxy residue. The midstream operations sell to the PNG domestic market as well as to the export market. Downstream includes the distribution of refined products and lubricants, including gasoline, diesel and fuel oil in PNG.
2. Significant accounting policies
(a) Principles of consolidation and the preparation of financial statements
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
The consolidated financial statements for the three months ended March 31, 2006 have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business in the future. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.
The consolidated financial statements of the Company include the financial statements of SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%) and their subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
(b) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and deposits with a maturity of less than three months at the time of purchase. Cash and cash equivalents are carried at cost. Accrued interest is included with other receivables.
(c) Restricted cash
Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost. Accrued interest is included with other receivables.
(d) Trade receivables
The collectibility of debts is assessed at the reporting date and specific provision is made for any doubtful accounts. The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the risks and rewards associated with carrying the receivables.
(e) Inventory
Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. Cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(f) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its naphtha, low sulphur waxy residue, diesel and jet kerosene sales price exposures and its crude purchase cost exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. The company may choose to designate derivative financial instruments as hedges.
When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of liabilities, until earnings are affected by the variability in cash flows of the designated hedged item.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes immediately in earnings gains and losses that were previously accumulated in a separate component of liabilities.
The Company enters into naphtha, diesel and jet kerosene swaps in order to reduce the impact of fluctuating naphtha, jet kerosene and diesel prices, respectively, on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amounts on which the payments are based. The Company designates its naphtha, diesel and jet kerosene price swap agreements as hedges of the underlying sale. Sales revenue of the respective product is adjusted to include the payments made or received under the price swaps.
The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.
(g) Deferred financing costs
Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on a straight-line basis, over the term of the related debt and is included in expenses for the period.
(h) Plant and equipment
Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in PNG. The refinery is included within midstream assets. During 2004, the company was considered to be in the construction and pre-operating stage of development of the oil refinery, however, the pre-operating stage ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. The refinery assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalized. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment. Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(h) Plant and equipment (cont’d)
Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at March 31, 2006.
Other assets
Property, plant and equipment is recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized. The depreciation rates by category are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%
Leased assets
Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.
Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.
Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in income.
Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. No provision has been raised.
(i) Assets held for sale
Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.
Non-current assets are not depreciated or amortized while they are classified as held of sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.
Non-current assets classified as held for sale are classified as held for sale are presented separately from other assets in the balance sheet.
(j) Oil and gas properties
The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method. Geological and geophysical costs are expensed as incurred.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(k) Future income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.
(l) Employee entitlements
The amounts expected to be paid to employees for their pro-rata entitlement to long service and annual leave and leave fares are accrued having regard to anticipated periods of service, remuneration levels and statutory obligations.
(m) Revenue recognition
The following particular accounting policies, which significantly affect the measurement of profit and of financial position, have been applied.
Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. During the period ended March 31, 2006, sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales. Up to December 31, 2004, the sales between business segments of the Company were eliminated from sales and operating revenues and cost of sales and the asset for the refinery as all revenues and expenses relating to the refinery were capitalized as part of the development stage activities.
Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.
Interest income:
Interest income is recognized on a time-proportionate basis using the effective interest method.
(n) Foreign currency translation
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity.
For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.
(o) Stock-based compensation
The Company uses the fair value based method to account for employee stock options. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period.
(p) Per share amounts
Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.
Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(q) Vulnerability to concentration risk
Credit risk
A significant amount of the Company’s export sales are made to one customer which represented $16,623,840 (Mar 2005 – $45,472,383) or 15% (Mar 2005 – 44%) of total sales in the three months ended March 31, 2006. The Company’s domestic sales for the period ended March 31, 2006 were not dependent on a single customer or geographic region of PNG.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2006 output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (64%) and naphtha and low sulphur waxy residue (26%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
(r) Reclassification
Certain prior years’ amounts have been reclassified to conform with current presentation.
3. Segmented financial information
As stated in note 1, management has identified three major business segments—upstream, midstream and downstream. In addition, the corporate segment is also presented. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
Segment accounting policies are the same as those described in note 2, significant accounting policies. Upstream, midstream and downstream include costs allocated from the corporate activities. The allocation is based on a fee for service. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. All sales are attributable to the Asia Pacific region.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

					Consolidation
Quarter ended March 31, 2006	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	80,853,289	27,775,493	—	—	108,628,782
Intersegment revenues	—	22,155,343	472	523,011	(22,678,826)	—
Interest revenue	—	—	—	607,080	—	607,080
Other unallocated revenue	—	—	—	1,046,893	—	1,046,893

Total segment revenue	—	103,008,632	27,775,965	2,176,984	(22,678,826)	110,282,755

Cost of sales and operating expenses	—	99,990,221	25,174,069	—	(21,645,478)	103,518,812
Office and admin and other expenses	1,444,101	2,784,180	2,959,553	2,020,610	(523,011)	8,685,433
Exploration costs	3,193	—	—	—	—	3,193
Exploration impairment	241,553	—	—	—	—	241,553
Depreciation and amortisation	197,808	2,598,000	61,907	11,976	(32,507)	2,837,184
Accretion expense	1,888,191	—	—	—	—	1,888,191
Interest expense	1,325	2,342,353	38,419	353,495	(68,437)	2,667,155

Income/(loss) from ordinary activities before income taxes	(3,776,171)	(4,706,122)	(457,983)	(209,097)	(409,393)	(9,558,766)

Income tax expense	—	—	143,848	(19,091)	—	124,757
Non controlling interest	—	—	—	54,345	—	54,345

Total net income/(loss)	(3,776,171)	(4,706,122)	(314,135)	(173,843)	(409,393)	(9,379,664)

Total assets	52,628,921	308,652,928	51,066,931	306,555,808	(316,933,896)	401,970,692

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Segmented financial information (cont’d)

					Consolidation
Quarter ended March 31, 2005	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	79,704,391	23,588,127	—	(25,893)	103,266,625
Intersegment revenues	—	18,292,076	—	277,238	(18,569,314)	—
Interest revenue	—	—	—	168,455	—	168,455
Other unallocated revenue	—	—	—	148,860	—	148,860

Total segment revenue	—	97,996,467	23,588,127	594,553	(18,595,207)	103,583,940

Cost of sales and operating expenses	—	100,188,591	20,679,011	—	(18,194,655)	102,672,947
Office and admin and other expenses	404,734	1,268,042	2,280,664	1,721,878	(275,132)	5,400,186
Exploration costs	(313,025)	—	—	—	—	(313,025)
Exploration impairment	—	—	—	—	—	—
Accretion expense	1,511,952	—	—	—	—	1,511,952
Depreciation and amortisation	3,042	2,631,604	214,586	17,282	—	2,866,514
Interest expense	1,897	2,351,284	—	194,125	—	2,547,306

Income/(loss) from ordinary activities before income taxes	(1,608,600)	(8,443,054)	413,866	(1,338,732)	(125,420)	(11,101,940)

Income tax expense	—	—	(159,208)	(13,342)	—	(172,550)
Non controlling interest	—	—	—	(80,733)	—	(80,733)

Total net income/(loss)	(1,608,600)	(8,443,054)	254,658	(1,432,807)	(125,420)	(11,355,223)

Total assets	113,259,902	245,382,769	33,671,400	232,470,582	(160,789,476)	463,995,177

4. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$

Cash on deposit	38,430,628	59,597,724	104,232,691
Bank term deposits — Australian dollar	3,977	4,083	4,307
Treasury bills — Papua New Guinea kina	—	—	4,363,984

	38,434,605	59,601,807	108,600,982

5. Supplemental cash flow information
All non-cash investing and financing activities disclosed in note 5 relate to the “corporate” segment except for those involving the oil and gas property expenditure paid for with stock (upstream) and accrued financing costs and deferred financing costs (midstream).

	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$

Cash paid during the year
Interest	953,725	13,373,832	3,816,187
Income taxes	632,380	1,656,985	8,839
Interest received	522,060	1,800,062	200,497
Non-cash investing and financing activities:
Deferred financing costs included in accounts payable and accrued liabilities	—	100,000	—
Decrease in plant and equipment as a result of impairment	755,857	—	—
Transfer of plant and equipment to assets held for sale	3,368,750	—	—
Increase in share capital from:
the exercise of share options	—	577,086	193,247
the exercise of warrants	—	120,375	—
conversion of indirect participation interest into share capital	—	923,000	—

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
6. Financial instruments
Cash and cash equivalents
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In the three months ended March 31, 2006, the company earned 4.2% on the cash on deposit which related to the working capital facility. In the three months ended March 31, 2006, cash and cash equivalents earned an average interest rate of 3.2% per annum (Mar 2005 — 1.98%) on cash, other than the cash on deposit that was related to the working capital facility.
Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Restricted cash
All other components of cash and cash equivalents are non-interest bearing. Restricted cash is comprised of the following:

	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$

Cash deposit on working capital facility (4.2%)	13,568,494	16,452,216	28,540,932
Cash deposit on secured loan (3.2%)	506,466	106,267	—
Bank term deposits on Petroleum Prospecting Licenses (0.9%)	102,881	103,786	103,512

	14,177,841	16,662,269	28,644,444
-
Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventory and accounts receivables. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories. As at March 31, 2006, InterOil had entered into jet kerosene crack spread swap agreements to hedge a portion of the anticipated 2006 sales of jet kerosene, naphtha swap agreements to hedge a portion of second quarter 2006 naphtha sales, and crude swap agreements to hedge a portion of the anticipated 2006 sales of diesel, naphtha and low sulphur waxy residue. InterOil had also entered into swap agreements to hedge a portion of its anticipated second quarter 2006 low sulphur waxy residue sales by buying and selling the raw material component, crude at fixed prices to match the timing of purchase and sale respectively.
At March 31, 2006, InterOil had a net receivable of $1,484,347 (Dec 2005 — $1,482,798, Mar 2005 - $nil) relating to commodity hedge contracts. Of this total, a receivable of $1,164,447 (Dec 2005 - $897,798, Mar 2005 — $nil) relates to hedges deemed effective at March 31, 2006 and a receivable of $319,900 (Dec 2005 – $585,000, Mar 2005 — $nil) relates to derivative contracts that were closed and for which hedge accounting has been discontinued. The gain on the derivative contracts for which hedge accounting was discontinued is included in general and administration expenses for the year three months ended March 31, 2006. The gain on the hedges on which final pricing will be determined in future periods of $1,325,913 (Dec 2005 — $1,016,998, Mar 2005 — $nil) has been included in the deferred hedge gain liability on the balance sheet.
The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods as at March 31, 2006:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	150,000
Crude swap	Buy crude	300,000
Naphtha swap	Sell naphtha	80,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

There were no hedges outstanding at March 31, 2005.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
7. Trade receivables
At March 31, 2006, the Company had a discounting facility with BNP Paribas on specific monetary receivables (note 11). Under the facility, the company is able to sell on a revolving basis specific monetary receivables up to $40,000,000. As at March 31, 2006, $nil (Dec 2005 - $23,196,914, Mar 2005 — $nil) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold.
At March 31, 2006 $29,521,731 (Dec 2005 — $39,430,264, Mar 2005 — $8,085,391) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 11. This balance includes $6,840,518 (Dec 2005 — $5,059,182, Mar 2005 — $6,105,918) of inter-company receivables which were eliminated on consolidation.
8. Inventories

	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$

Midstream (crude oil feedstock)	4,309,468	5,019,580	10,732,304
Midstream (refined petroleum product)	27,826,305	25,967,357	27,721,925
Downstream (refined petroleum product)	17,416,117	13,100,547	11,741,790

	49,551,890	44,087,484	50,196,019

At March 31, 2006, inventory had been written down to its net realizable value. The write down of $3,944,819 (Dec 2005 — $355,215, Mar 2005 — $3,210,610) is included in cost of sales.
At March 31, 2006, $32,135,773 (Dec 2005 — $30,986,937, Mar 2005 — $38,454,229) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 12.
9. Plant and equipment
The majority of the Company’s plant and equipment is located in PNG, except for items in the corporate segment with a net book value of $71,528 (Dec 2005 — $132,375, Mar 2005 — $78,874) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortised.
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

				Corporate &
March 31, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,257,544	238,072,614	12,158,127	85,741	251,574,026
Deferred project costs and work in progress	—	6,099,260	1,756,494	—	7,855,754
Consolidation entries	—	—	—	(3,088,211)	(3,088,211)
Accumulated depreciation and amortization	(106,046)	(13,838,165)	(7,259,374)	(14,213)	(21,217,798)

Net book value	1,151,498	230,333,709	6,655,247	(3,016,683)	235,123,771

Capital expenditure	—	4,106,245	551,695	63,602	4,721,542

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
9. Plant and equipment (cont’d)

				Corporate &
December 31, 2005	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,657,125	238,078,544	12,164,417	331,183	256,231,269
Deferred project costs and work in progress	—	1,987,085	1,386,488	—	3,373,573
Consolidation entries	—	—	—	(3,120,718)	(3,120,718)
Accumulated depreciation and amortization	(308,378)	(11,245,748)	(7,332,042)	(198,808)	(19,084,976)

Net book value	5,348,747	228,819,881	6,218,863	(2,988,343)	237,399,148

Capital expenditure	—	3,284,108	1,902,334	95,782	5,282,224

				Corporate &
March 31, 2005	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,657,125	237,667,942	12,450,736	216,622	255,992,425
Deferred project costs and work in progress	—	—	413,102	—	413,102
Consolidation entries	—	—	—	(3,250,749)	(3,250,749)
Accumulated depreciation and amortization	(20,924)	(3,234,671)	(7,759,351)	(137,748)	(11,152,694)

Net book value	5,636,201	234,433,271	5,104,487	(3,171,875)	242,002,084

Capital expenditure	—	1,707,926	431,606	15,005	2,154,537

10. Oil and gas properties
Costs of oil and gas properties which are not subject to depletion and depreciation and which have not been applied against the indirect participation interest liability (note 16) are as follows:

	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$

Drilling equipment and inventories	15,365,718	15,100,860	7,894,944
Petroleum Prospecting License Drilling programs at cost PPL 238	1,344,205	1,298,632	1,293,072
Other properties	—	—	—

	16,709,923	16,399,492	9,188,016

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$

Exploration costs, excluding exploration impairment	3,193	—	(313,025)
Exploration impairment
Costs incurred in prior years	—	2,059,367	—
Costs incurred in current year	241,553	85,062	—

	241,553	2,144,429	—

	244,746	2,144,429	(313,025)

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
11. Working capital facility — crude feedstock
In 2004 InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. The facility was increased to $150,000,000 on August 12, 2005. The cash balance outstanding on the facility at March 31, 2006 was $61,342,469 (Dec 2005 — $47,527,408, Mar 2005 — $26,947,232) which was comprised of short term advances of $61,342,469 (Dec 2005 — $47,527,408, Mar 2005 — $26,947,232) and discounted monetary receivables of $nil (Dec 2005 — $23,196,914, Mar 2005 — $nil). This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables (note 7). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the period the weighted average interest rate was 6.99% (Dec 2005 — 5.81%, Mar 2005 — 5.23%).
The following table outlines the facility and the amount available for use at year end:

	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$

Working capital credit facility	150,000,000	150,000,000	100,000,000
Less amounts outstanding:
Short term advances	(61,342,469)	(47,527,408)	(26,947,232)
Discounted receivables (note 7)	—	(23,196,914)	—
Letters of credit outstanding	(5,000,000)	(33,765,000)	(70,000,000)
Hedging facility	(1,500,000)	(1,500,000)	(1,500,000)

Working capital credit facility available for use	82,157,531	44,010,678	1,552,768

At March 31, 2006, the company had a letter of credit outstanding for $5,000,000 (Dec 2005 — $33,765,000, Mar 2005 — $70,000,000) which expires in April.
The cash deposit on working capital facility as separately disclosed in note 6 included restricted cash of $13,568,494 (Dec 2005 — $16,452,216, Mar 2005 — $28,540,943) which was being maintained as a security market for the facility. In addition, inventory of $32,135,773 (Dec 2005 — $30,986,937, Mar 2005 — $38,454,229), trade receivables of $29,521,731 (Dec 2005 — $34,371,072, Mar 2005 — $8,085,391). The trade receivable balance securing the facility includes $6,840,518 (Dec 2005 — $5,059,182, Mar 2005 — $6,105,918) of inter-company receivables which were eliminated on consolidation.
12. Acquisition of a subsidiary
In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) and SPI InterOil Holdings Limited for a total cost of $2,000 which will be paid in cash. The purchase price reflected the book value of the shares at the time of acquisition. DESC was initially established for the purposes of providing non-profit management services to the Company for its U.S. employees and it has continued to provide management services to the Company since its acquisition. Prior to its acquisition, DESC was partially owned by Christian Vinson, the Company’s Chief Operating Officer. SPI InterOil Holdings Limited is a dormant shelf company to be used for a future business endeavor.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
13. Related parties
Amounts due to related parties of $nil (Dec 2005 — $nil, Mar 2005 — $633,751) represents monies owed to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company’s oil refinery project. PIE is controlled by Phil Mulacek, an officer and director of InterOil. During the quarter ended March 31, 2005, $422,500 of the loan to PIE was repaid. The loan had interest charged at a rate of 5.75% per annum while it was outstanding in 2005. During the period to March 31, 2005, the Company incurred total interest to PIE amounting to $9,376. All of the interest collected by PIE on this loan was used to pay interest incurred under the Wells Fargo facility.
SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI and its US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government, loan. PIE has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the period, $37,500 (Dec 2005 — $150,000, Mar 2005 — $37,500) was expensed for the sponsor’s (PIE) legal, accounting and reporting costs. The full amount of $37,500 was included in accrued liabilities at March 31, 2006.
Breckland Limited, a company controlled by Roger Grundy, a director of InterOil, provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. Amounts paid or payable to Breckland during the period amounted to $44,357 (Dec 2005 — $179, 608, Mar 2005 — $64,019).
The services of certain executive officers and senior management of the Company are provided under a management services agreement with DESC. DESC is a U.S. private Company that was partially owned by Christian Vinson, the Company’s Chief Operating Officer prior to its acquisition by InterOil on November 23, 2005 (note 12). In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) for a total cost of $1,000 which will be paid in cash. Christian Vinson received $500 for his 50% interest in DESC. The purchase price reflects the book value of the shares at the time of acquisition. Prior to the acquisition, DESC was paid $150,616 for its management services in the quarter ended March 31, 2005.
Amounts due to Directors and executives at March 31, 2006 totaled $61,000 for Directors fees (Dec 2005 — $30,500, Mar 2005 — $30,500), and $748,333 for executive bonuses (Dec 2005 — $573,571, Mar 2005- $320,000). These amounts are included in accounts payable and accrued liabilities.
14. Unsecured loan
On January 28, 2005, InterOil obtained a $20 million term loan facility of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, the short term loan facility available to InterOil increased from $20 million to $25 million. The additional $5 million is to fund the purchase of new refinery generators and the conversion of the furnaces and fuel systems to burn specialty fuels. InterOil drew down a further $1,453,132 of the loan before December 31, 2005 and another $1,403,552 in the quarter ending March 31, 2006. The total balance outstanding at March 31, 2006 is $22,856,684 (Dec 2005 — $21,453,132, Mar 2005 — $20,000,000). The term of the loan is fifteen months from the initial disbursement dates, and is repayable at any time prior to expiry with no penalty. The loan has an interest rate equal to 5% per annum. In addition, the financier has an irrevocable right to participate in a subsequent equity financing up to an amount of $40 million.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
15. Secured loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The facility is fully drawn down at March 31, 2005. The loan is secured over the assets of the refinery project which have a carrying value of $223,488,760 at March 31, 2006 (Dec 2005 — $225,669,179, Mar 2005 — $234,984,271).
The loan expires December 31, 2014 and half yearly repayments of $4,500,000 commenced on December 31, 2005. During the year ended December 31, 2005, the repayment schedule was amended to reflect the delay in the commencement of refinery operations. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Certain financial covenants were increased for the year ended December 31, 2005 to reflect the impact of higher crude prices.
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During the quarter ended March 31, 2006 the weighted average interest rate was 7.1% (Dec 2005 — 7.1%, Mar 2005 — 7.1%) and the total interest expense included in long term borrowing costs was $1,421,613 (Dec 2005 -$6,038,887, Mar 2005 — $1,605,603).
Deferred financing costs of $1,215,852 (Dec 2005 — $1,256,816, Mar 2005 — $1,291,820) are being amortized over the period until June 2014. Of these costs, $475,000 (Dec 2005 — $475,000, Mar 2005 — $551,000) were originally included as part of the cost of the refinery and have been separated out from refinery assets in the current and prior periods.
The accrued financing costs of $935,554 (Dec 2005 — $921,109, Mar 2005 — $877,774) include discounting of the liability for a 12 month period. The total liability is $950,000 and will be due for payment at project completion as defined by the loan agreement with OPIC. Project completion will be reached when OPIC notifies PIE (sponsor of refinery project — see note 13) that the physical, operational, legal and financial completion tests have been met. The Company does not expect to meet the requirements for project completion in the next 12 months.
16. Indirect participation interest
Indirect participation interest

	March 31,	December 31,	March 31,
	2006	2005	2005
	$	$	$

Current portion	30,654,667	35,092,558	40,704,280
Non current portion	25,338,336	30,166,311	49,557,324

Total indirect participation interest	55,993,003	65,258,869	90,261,604

Prior to December 31, 2004, the Company received deposits of $13,749,852 toward an $125,000,000 additional indirect participation interest (“IPI”). The remaining $111,250,148 was received in 2005. The $125,000,000 is subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors under which InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006 or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.
Under the indirect participation interest, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage. InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
InterOil has accounted for the $125,000,000 indirect participation interest as a non financial liability with a conversion option. The value of the conversion option was $27,249,587. The balance of $97,750,413 was allocated to the indirect participation interest liability.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
16. Indirect participation interest (cont’d)
All costs incurred by the company relating to the eight well drilling program, including geological and geophysical costs, and commission costs associated with structuring the agreement, will be charged against the liability to a maximum amount of $97,750,413. To March 31, 2006 a total of $42,928,569 (Dec 2005 — $31,774,513, Mar 2005 — $2,636,238) has been charged against the liability for geological and geophysical costs and drilling costs and an additional $6,364,523 (Dec 2005 - $6,364,523, Mar 2005 — $6,364,523) has been charged against the liability for finance and transaction costs. The liability and the accretion expense were increased during the period by $1,888,191 (Dec 2005 — $5,647,491, Mar 2005 — $1,511,952) for a total increase during the life of the indirect participation interest of $7,535,682 (Dec 2005 — $5,647,491, Mar 2005 — $1,511,952). This amount represents the accretion of the discount calculated on the non-financial liability component of the indirect participation interest. InterOil will bear the costs for subsequent works projects and completion activities in proportion to its remaining ownership in the eight wells. These costs are accounted for in accordance with the company’s stated accounting policies.
InterOil paid financing fees and transaction costs of $8,138,742 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been apportioned between the indirect participation interest and the conversion options in the same proportion as the original $125,000,000 was allocated between the non financial liability and the conversion options. The indirect participation interest liability portion of the finance and transaction costs was $6,364,523 and the remaining $1,774,219 was allocated against the conversion option, reducing the conversion option value to $25,475,368.
Indirect participation interest — PNGDV
As at March 31, 2006, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by Petroleum Prospecting Licenses “PPL” 236, 237 and 238 is $9,685,830 (Dec 2005 — $9,685,830, Mar 2005 -$10,608,830). The total invested by PNGDV in the indirect participation interest was $12,185,000. As of March 31, 2006, PNG Drilling Ventures Limited had converted $3,422,170 (Dec 2005 — $3,422,170, Mar 2005 -$2,499,170) of their investment into 193,545 (Dec 2005 — 193,545, Mar 2005 — 141,545) of InterOil common shares. If the Company’s exploration program does not discover at least five million barrels of oil and gas, the $9,685,830 balance of the investment is convertible into 237,356 common shares plus $5,500,000 payable, at the Company’s discretion, in cash or common shares based on the average price of the Company’s shares in the month preceding such payment. PNGDV has an interest in the drilling program that will range from 6.75% to 11.25% depending upon various elections.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
17. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. Enron no longer actively participates in the refinery operations but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.
At March 31, 2006, a subsidiary, SP InterOil LDC, holds 98.83% (Dec 2005 — 98.83%, Mar 2005 — 98.77%) of the non-voting participating shares issued from EPI.
18. Assets held for sale
Assets held for sale represents the fair value less cost to sale of one of the barges previously included in upstream plant and equipment. The barge, recorded at a value of $3,368,750 at March 31, 2006, was not being used in the day to day operations of the company and as a result it was sold subsequent to the period end to a third party. The sale resulted in a loss of $755,857and as such an impairment expense of $755,857 has been recognized in administrative and general expenses as at March 31, 2006.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
19. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares
Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2004	24,815,961	157,449,200

Shares issued for debt	3,184,828	56,698,121
Shares issued on exercise of options	310,095	2,666,333

December 31, 2004	28,310,884	216,813,654

Shares issued for debt	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500

No share issuances made in the quarter ending March 31, 2006	—	—

March 31, 2006	29,163,320	223,934,500

20. Stock compensation
At March 31, 2006, there were 911,068 (Mar 2004 — 974,613) common shares reserved for issuance under the Company stock option plan.
Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	Quarter ended March 31,				Three months ended March 31,
	2006		2005		2006		2005
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise	Number of	exercise
Stock options outstanding	options	price $	options	price $	options	price $	options	price $

Outstanding at beginning of
year	746,800	22.65	1,162,322	9.91	746,800	22.65	1,162,322	9.91
Granted	35,000	14.88	—	—	35,000	14.88	—	—
Exercised	—	—	(162,709)	(9.10)	—	—	(162,709)	(9.10)
Forfeited	(30,000)	(11.60)	(25,000)	(10.25)	(30,000)	(11.60)	(25,000)	(10.25)
Expired	(29,000)	(23.27)	—	—	(29,000)	(23.27)	—	—

Outstanding at end of year	722,800	22.28	974,613	10.04	722,800	22.28	974,613	10.04

20. Stock compensation (cont’d)

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

	Options issued and outstanding			Options exercisable
			Weighted average
Range of exercise		Weighted average	remaining term		Weighted average
prices $	Number of options	exercise price $	(years)	Number of options	exercise price $

2.75 to 5.00	20,000	4.00	0.47	20,000	4.00
5.01 to 8.00	50,000	5.62	1.34	40,000	5.27
8.01 to 12.00	40,700	10.25	0.27	30,700	10.25
12.01 to 24.00	293,000	22.13	3.17	104,000	23.93
24.00 to 31.00	319,100	27.70	2.95	93,500	30.25

	722,800	22.28	2.93	288,200	20.55

The fair value of the 35,000 (Mar 2005 — nil)) options granted subsequent to January 1, 2006 has been estimated at the date of grant in the amount of $233,200 (Mar 2005 — $nil) using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.35% (Mar 2005 — 2.5%), dividend yield of nil (Mar 2005 — nil), volatility factor of the expensed market price of the Company’s common stock of 60% (Mar 2005 — 45%), and a weighted average expected life of the options of 3.2 years (Mar 2005 — 3.8 years). An amount of $260,523 (Mar 2005 — recovery of $44,718) has been recognized as compensation expense.
21. Debentures and warrants
In 2004, InterOil issued a total of $45 million in senior convertible debentures. The debentures were to mature on August 28, 2009 and bore interest at a rate of 8.875% per annum, payable quarterly. The debentures were converted into 2,232,143 common shares of the Company at a fixed conversion price of $20.16 per share on December 31, 2004 at the investors’ option.
In 2004, in connection with the issuance of senior convertible debentures, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 340,247 (Mar 2005 — 340,247) were outstanding at Mar 31, 2006. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
22. Loss per share
Warrants, conversion options and stock options totaling 5,014,587 common shares at prices ranging from $4.00 to $37.50 were outstanding in at March 31, 2006 but were not included in the computation of the diluted loss per share because they caused the loss per share to be antidilutive.
23. Commitments and contingencies
Payments due by period contractual obligations are as follows:

		Less than					More than 5
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	years
	'000	'000	'000	'000	'000	'000	'000
Secured loan obligations	80,500	9,000	9,000	9,000	9,000	9,000	35,500
Unsecured loan obligations	21,453	21,453	—	—	—	—	—
Indirect participation interest — PNGDV (a)	5,500	—	5,500	—	—	—	—
Indirect participation interest (note 17)	55,993	30,655	25,338	—	—	—	—
Capital expenditure commitments relating to refinery optimisation program (b)	1,600	1,600	—	—	—	—	—
Petroleum prospecting and retention licenses (c)	160	160	—	—	—	—	—

	165,206	62,868	39,838	9,000	9,000	9,000	35,500

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
23. Commitments and contingencies (cont’d)
(a)	The non current indirect participation interest terms provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs to the amount presented in the December 31, 2005 Consolidated Balance Sheet due to conversion requirements into the Company’s full paid common shares. The non current indirect participation interest balance of $9,685,830 is convertible into 237,356 common shares plus $5,500,000 payable, at the Company’s discretion, in cash or common shares based on the average price of the Company’s shares in the month preceding such payment. PNGDV has an interest in the drilling program that will range from 6.75% to 11.25% depending upon various elections.
(b)	The company is in the process of a number of projects relating to optimizing the refinery’s output. Further capital expenditure commitments of $1,600,000 have been made with respect to this program.
(c)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil is required to spend over the next two years to maintain the exploration licenses. The committed amount can be spent in any proportion over the two years. In addition to this amount, InterOil must drill an exploration well on PPL 237 prior to March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
The company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.
24. Re-presentation of March 2005 comparatives
At the time the March 2005 financial statements were released the company had not adopted an accounting policy with respect to the indirect participation interest (note 16). The company presented the indirect participation interest in the equity section at March 31, 2005, pending the final determination of the accounting policy. The policy for the indirect participation interest described in note 16, was applied beginning in the quarter ended September 2005 and all adjustments relating to the adoption of the policy were included in the September 2005 quarterly results.
The company has re-presented the March 2005 comparatives as if the indirect participation interest accounting policy had been adopted at the inception of the agreement. As a result of this re-presentation, exploration assets have decreased by $2,165,668, accounts payable and accrued liabilities have increased by $935,346, the current portion of the direct participation interest has increased by $40,704,280, the non-current portion of the indirect participation interest increased by $49,557,324 and the conversion options decreased by $92,361,873 from the presentation originally adopted.
With respect to the statement of operations, exploration expenses have decreased by $470,470, accretion expense has increased by $1,511,952 and professional fees have decreased by $40,736 has a result of the re-presentation. The restated net loss is $11,355,223 as opposed to the $10,354,477 originally presented. As a result of the re-presentation, the basic and diluted earnings per share has decreased by $0.04/per share from a loss of $0.36/share to a loss of $0.40/share.
25. Deposit on business acquisition
During the quarter, the company paid $4,500,000 as a down payment on the acquisition of Shell Papua New Guinea. The remaining balance of the purchase price will be paid on the transfer date. The transfer date will be determined once all Papua New Guinea regulatory approvals are received.
26. Subsequent events
On May 5, 2006, the company received $65,000,000 of a $130,000,000 debt financing arrangement. This principal is repayable on May 5, 2008, however, interest is payable on a quarterly basis. The loan facility bears interest at a rate of 4% during the first year. Upon receipt of these proceeds the unsecured loan was repaid in full.
On May 1, 2006, the company amended its agreement with PNG Drilling Ventures (note 16). Under the amendment, PNGDV converted its investment in the Indirect Participation Interest of $9,685,830 into 575,575 common shares. PNGDV has retained a 6.75% interest in the phase one exploration program wells five through eight and has the right to participate in wells nine through twenty-four up to 5.75%.